Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Freescale Semiconductor Holdings I, Ltd.:

We consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-175194) of Freescale Semiconductor Holdings I, Ltd. of our report dated February 3, 2012 with respect to the consolidated balance sheets of Freescale Semiconductor Holdings I, Ltd. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders’ deficit and cash flows for each of the years in the three-year period ended December 31, 2011, which report appears in the December 31, 2011 annual report on Form 10-K of Freescale Semiconductor Holdings I, Ltd.

KPMG LLP

Austin, Texas

February 3, 2012